UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Surna Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86887P101

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

711 Third Avenue, 17th Floor

New York, New York 10017

(212-907-7300)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 86887P101

1)	NAME OF REPORTING PERSON Anthony K. McDonald
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3)	SEC Use Only
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7)	SOLE VOTING POWER	197,368 (1)
SHARES BENEFICIALLY OWNED BY	8)	SHARED VOTING POWER	592,541,961
EACH REPORTING	9)	SOLE DISPOSITIVE POWER	197,368 (1)
PERSON WITH	10)	SHARED DISPOSITIVE POWER	592,541,961

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 592,739,329(1)
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[x]
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	70.6%
14)	TYPE OF REPORTING PERSON	IN

(1) Excludes 6,268,700 shares subject to employee options.

CUSIP NO.: 86887P101

1)	NAME OF REPORTING PERSON Brian Knaley
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3)	SEC Use Only
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7)	SOLE VOTING POWER	-0- (1)
SHARES BENEFICIALLY OWNED BY	8)	SHARED VOTING POWER	592,541,961
EACH REPORTING	9)	SOLE DISPOSITIVE POWER	-0- (1)
PERSON WITH	10)	SHARED DISPOSITIVE POWER	592,541,961

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 592,541,961 (1)
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[x]
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	70.6%
14)	TYPE OF REPORTING PERSON	IN

(1) Excludes 250,000 shares subject to employee options.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the shares of common stock (the “Common Stock”), the Series A Preferred Stock (“the “Series A Preferred Stock”) and the Series B Preferred Stock the “Series B Preferred Stock”) of Surna Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 1780 55th Street, Boulder, Colorado 80301.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Anthony K. McDonald and Brian Knaley (each a “Reporting Person” and together the “Reporting Persons”)

(b) The Reporting Persons’ business address is 1780 55th Street, Boulder, Colorado 80301.

(c) Mr. McDonald is the CEO and Mr. Knaley is the CFO of Surna Inc., an operating company in controlled environment agriculture (CEA) systems, engineering and technologies, with a business address at 1780 55th Street, Boulder, Colorado 80301. Mr. McDonald is also a director of the Issuer.

(d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States.

Item 3.	Source and Amount of Funds and Other Consideration.

The votes of the securities which are the subject of this Schedule 13D were granted to the Reporting Persons by a voting agreement entered into among the majority holder of the Series A Preferred Stock of the Company, the sole holder of the Series B Preferred Stock of the Company and the Reporting Persons. The voting agreement was entered into as part of a sale of securities by the Company of the Series B Preferred Stock.

Item 4.	Purpose of Transaction

The votes of the securities which are the subject of this Schedule 13-D, indicated as shared voting authority were granted to the Reporting Persons by a voting agreement dated as of September 28, 2021. The holder of the Series B Preferred Stock required that the Series A Preferred Stock be redeemed by the Company so as to put the Series B Preferred Stock in priority among all currently issued and future issued preferred stock. This requires an amendment to the certificate of incorporation to allow the Company to redeem the Series A Preferred Stock. In connection with the sale of the Series B Preferred Stock, the Company also needs to increase the authorized number of shares of common stock to satisfy the reservation of shares requirement of the transaction documents for the sale of the Series B Preferred Stock. And in conjunction with the foregoing, the Company will also provide for a reverse split of the outstanding common stock and reset the number of authorized shares of common stock and preferred stock after the reverse split, and change of corporate name.

To be able to do the amendments to the certificate of incorporation, the holder of a majority of the Series A Preferred Stock and the sole holder of the Series B Preferred Stock have entered into a voting agreement to give the vote of their respective shares to Messrs. Anthony McDonald, CEO of the Company, and Brian Knaley, the CFO of the Company, to vote in favor of the above mentioned amendments. Together the shares subject to the voting agreement have a majority vote of the capital stock eligible to vote at a meeting of the shareholders or in a consent action of the shareholders, voting or consenting as a single class, and a majority vote of the Series A Preferred Stock. The voting agreement expires as soon as the requisite vote is obtained for the amendments. The Company plans to take a vote of the shareholders by consent action as soon as practicable after the closing of the sale transaction of the Series B Preferred Stock, and file a Schedule 14-C with the SEC, and once finalized to distribute the notice of the consent action to the record owners of the securities of the Company. As soon thereafter as permitted, the Company will file an amendment to the certificate of incorporation to be able to redeem the Series A Preferred Stock, increase the authorized capital of the Company by increasing the number of shares of authorized common stock and change the name of the Company. The Company authority to effect a reverse stock split and reset the authorized capital of the Company extends to June 30, 2022.

The grant of the vote under the voting agreement is limited to the matters mentioned above.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or, other than as otherwise disclosed by the Issuer to pursue an up-listing to the Nasdaq Stock Market of the common stock, to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j) Any action similar to any of those actions enumerated above.

Notwithstanding the foregoing, Mr. McDonald, one of the Reporting Persons, is one of several directors of the Issuer. In the context of his obligations as a director, he may address one or more of the foregoing and decide on a corporate action that includes one or more of the foregoing. In some instances the decision as a director may have a consequence as to his own holdings of the securities of the Issuer.

ITEM 5.	Interests in Securities of the Issuer

(a) The Reporting Persons each has shared beneficially owned voting authority over 592,541,961 shares of capital stock voting as a single class, representing approximately 70.6% of the Issuer’s capital stock that is entitled to vote or give consent to approve the amendments to the certificate of incorporation discussed above in Item 4. The shared voting authority is pursuant to the voting agreement granted by one holder of the Series A Preferred Stock and the holder of the Series B Preferred Stock. The voting authority of the 592,541,961 shares does not represent any dispositive authority. In addition, Mr. McDonald has an additional 197,368 votes over the shares of common stock that he beneficially owns and over which he has dispositive authority.

The Reporting Persons also have the right to vote 33,428,023 shares of Series A Preferred Stock, voting as a single class, on the matter of redemption of the Series A Preferred Stock.

The voting agreement grants the right to vote 559,113,938 votes which are held by the Series B Preferred Stock and 33,428,023 votes which are held by one holder of the Series A Preferred Stock on the matters to amend the certificate of incorporation.

The above interests do not include any votes of common stock underlying employee stock options held by either Messrs. McDonald or Knaley.

At the meeting of shareholders or pursuant to a consent of shareholders, on the matters to amend the certificate of incorporation as discussed in Item 4 above, there are a total of 838,670,907 votes, based on the fact that the common stock, Series A Preferred Stock and the Series B Preferred Stock will vote together as a single class. There are currently 237,526,638 shares of common stock, 42,030,331 shares of Series A Preferred Stock issued and outstanding. The Series B Preferred Stock has the right to vote two times the issued and outstanding shares of common stock and shares of Series A Preferred Stock, or 559,113,938 votes. The Reporting Persons also have the right to vote 33,428,023 shares of Series A Preferred Stock, voting as a single class, on the matter of redemption of the Series A Preferred Stock.

(b)	See Item 5(a) above.

(c)	See Item 4 above, in respect of the voting agreement.

(d)	See Item 4 above, in respect of the voting agreement.

(e)	See Item 4 above, in respect of the voting agreement.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons have entered into a voting agreement with the majority holder of the Series a Preferred Stock and the sole holder of the Series B Preferred Stock. See a description of the voting agreement in item 4 above.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1.	Form of Voting Agreement dated September 28, 2021 (incorporated by reference of Exhibit 10.4 to Issuer’s Form 8-K, originally filed September 30, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: September 30, 2021

Anthony K McDonald

/S/ Anthony K McDonald

Brian Knaley

/S/ Brian Knaley